

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Ms. Tamara Semenova
Chief Executive Officer
Code Navy
9891 Irvine Center Drive, Suite 200
Irvine, California 92618

> **Re: Code Navy**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-200911**

Dear Ms. Semenova:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated March 10, 2015.

Business

Background, page 12

1.   We note the statement in your response to prior comment 3 that "the Registrant does not own any of the assets or liabilities of Culture Medium Holdings Corp…There are no provisions in the Oklahoma Business Corporation Act and no court decisions construing the same or similar laws that would make the resulting holding company in a reorganization liable for the debts of another party to the transaction." We note further the statement on page 12 of the prospectus that "The Company reincorporated in Wyoming and ceased to have any interest in the assets or liabilities of Code Navy (NV) in connection with a holding company reorganization under Oklahoma law." Please supplementally provide us with a legal opinion from counsel admitted to practice in Oklahoma that confirms that following the holding company reorganization, Code Navy Inc. no longer had any liability for the debts of Culture Medium Special Merger Corporation.

Business Progress, page 13

2.   We are considering your response to prior comment 4 and your statement that the known creditors of Culture Medium Holdings Corp. included its prior law firm and Empire Stock Transfer. Please tell us the amounts due to these parties at the time of the recapitalization transaction.

The Reorganization, page 17

3.   We note the disclosure in this section that "Code Navy (NV) was dormant until management acquired control in March 2014…Prior management elected Ms. Semenova as sole officer and director on March 4, 2014. Please disclose the names of the individuals that acquired Code Navy (NV) in March 2014 and identify them in the prospectus as promoters, or advise. Refer to Item 404(c) of Regulation S-K.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3456.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Jehu Hand, Esq.
        Hand & Hand, P.C.